September 7, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Lyn Shenk

Re:      Steinway Musical Instruments, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 15, 2012

File No: 001-11911

Dear Ms. Shenk:

Thank you for your letter dated August 2, 2012 and for extending the time for response to September 20, 2012. This letter sets forth the response of the registrant, Steinway Musical Instruments, Inc. (“we” or the “Company”), to the Staff’s letter of comment dated August 2, 2012. For the convenience of the Staff, the Company has set forth below each of the Staff’s comments followed in each case by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, Page 22

COMMENT NO. 1: From note 12 of the notes to the consolidated financial statements we note for each year presented that results materially vary between your U.S. and non-U.S. operations, with U.S. operations unprofitable and non U.S. operations profitable. Please explain to us and disclose the reason for the varied results between these two geographic regions.

RESPONSE: The varied results between the two geographic regions results from several factors. In general, the non-U.S. piano segment operations are more profitable because the markets into which they sell are able to bear higher selling prices. In addition, a greater portion of these sales are to institutions, which typically generate higher margins. Another significant factor impacting profitability by region is that the Company’s 7.00% Senior Notes, related interest, and loss on extinguishment of debt ($2.4 million in 2011) are included in the results of the U.S. operations. We will revise our disclosure in future filings to provide this information.

The other factors which impact profitability are discussed within Management’s Discussion and Analysis and include general economic conditions in the United States for the periods presented, the impairment charges taken for goodwill, trademark, property, plant, and equipment, and assets held for sale ($6.2 million in 2011 and $1.0 million in 2009), the strike at our Eastlake, Ohio brass instrument manufacturing facility in 2011, and the loss incurred on our West 57th Street property in 2011 and 2010, which are all related solely to U.S. operations.

Results of Operations, page 25

COMMENT NO. 2: We note that cost of sales is material to your results but you do not provide a discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis in addition to your current disclosure which is made in the context of gross profit. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to income from operations. This disclosure should be presented in a matter so as to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e. quantify the component). In addition, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). We also believe that these disclosures, in particular in regard to underlying reasons for material changes in cost of sales, are appropriate at the segment level when a change in a cost of sales of a segment materially impacts the segment’s measure of profit or performance. In this regard, we believe you should quantify cost of sales and material components therein associated with each segment to enable investors to understand its magnitude and relative impact on each segment’s results.

RESPONSE:  We agree that, as a manufacturer, cost of sales is material to our results. We likewise agree that material variances in components of cost of sales that offset each other should be disclosed and discussed (and not netted) and that all such discussion and analysis should be performed for both of the Company’s segments. We believe our disclosure is consistent with these principles. In the “Results of Operations” section of our Management’s Discussion and Analysis, we include a condensed Statement of Operations that presents separate totals for sales, cost of sales and gross profit for both our piano and band segments. Also presented are both the dollar and percent changes in each category from the prior year. We then provide in our accompanying commentary a separate discussion for each of our two reporting segments — piano and band. However, consistent with management’s internal reporting and analysis we focus our commentary primarily on gross profit and gross margins. There are several reasons for this focus. First, by its very nature, cost of sales moves in tandem with sales. If all other factors remain constant (e.g. production efficiency, product mix, percentage sold at retail), a significant increase (or decrease) in sales will result in a corresponding change to cost of sales. Once the reasons for change in sales are discussed, repeating that commentary is, in our view, unnecessarily redundant and potentially confusing. Instead, by shifting the focus to gross margins and associated gross profit management is able to immediately home in on factors (e.g. production inefficiencies, significant increases in the cost of materials or labor) that cause actual results to differ from those anticipated based on the discussion and analysis of sales. Second, since gross profit is merely the mathematical result of deducting cost of sales from sales, an appropriate discussion and analysis of gross profit necessarily subsumes cost of sales. Moreover, it is the gross profit which, after deducting other expenses, produces the net income with which investors are most concerned. Lastly, by focusing on gross profit and associated gross margins management is better able to explain in a meaningful and informative manner the Company’s results of operations.

For example, we could sell the same number of pianos with precisely the same total cost of sales, but have significantly different gross profit depending on the mix of pianos sold at wholesale through our dealer network versus direct to consumers at one of our retail stores. The discussion of sales — which would address the wholesale/retail mix — flows logically and naturally to a discussion and analysis of gross profit and gross margins. This is how management views and analyzes the results and, we believe, provides the most meaningful disclosure to our investors.

Item 8. Financial Statements and Supplementary Data

COMMENT NO. 3: Please disclose the amount of the foreign tax credits carryforward at the date of the latest balance sheet presented.

RESPONSE: The amount of foreign tax credits carryforward at the date of the latest balance sheet presented is disclosed in the table of the components of net deferred taxes on page F-20 of the notes to the consolidated financial statements.

Note 16. Commitments and Contingent Liabilities

Lease commitments, page F-26:

COMMENT NO. 4: We note that in March 1999 you acquired the building on West 57th Street in New York for approximately $30.8 million. We further note from your disclosures related to this property that:

•      the master lease that was in effect for ten years expired at the end of 2008; therefore, you have not had guaranteed rental income since that time:

•      you are currently experiencing low occupancy rates;

•      you are in the process of evaluating strategic alternatives for this asset;

•      you are not actively seeking new tenants;

•      you expect to incur a temporary loss on this facility due to low occupancy rates; and

•      expenses related to this facility exceeded income of the facility for the past two years.

In this regard, please tell us if you tested this facility for impairment for fiscal 2011 and if so the results of this testing. If you did not test this facility for impairment, please tell us your basis for not doing so. Additionally, please tell us the book value of this facility.

RESPONSE: This facility is currently incurring a loss due to temporarily low occupancy rates. However, the occupancy rates are not indicative of the recoverability of the current carrying value of the building. We have received several proposals regarding the potential development of the building into a hotel or residential property. Pending the outcome of evaluating such proposals, management has temporarily suspended rental efforts, in order to avoid increasing the costs associated with the buyout and relocation of tenants that would be displaced in such a conversion. The recent losses are unfortunate, but directly result from management’s decision to pursue strategic alternatives for this property and not indicative of the market value of the property.

Our research of strategic alternatives for this building has provided no indication that we would incur a loss on this property should we decide to sell it. Analyses provided to us indicate an average estimated market value of $50.5 million. Accordingly, management has not deemed that impairment testing was necessary and performed no such testing on this facility in 2011.

The net book value of this property as of December 31, 2011 was $21,956,258.

Legal and Environmental Matters, page F-28

COMMENT NO. 5: Please tell us and revise to disclose the total amount accrued for the environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation.

RESPONSE: The total amount accrued for environmental remediation at the two manufacturing facilities acquired from G. Leblanc Corporation is $2.4 million and is disclosed on page F-28 of the Company’s Annual Report on Form 10-K.

20. Segment Information, page F-41

COMMENT NO. 6: We note that your piano reportable segment consists of three distinct brands — Steinway & Sons, Boston and Essex. Each brand appears to engage in business activities (selling pianos) from which it earns revenues and incurs expenses. From information in your filing, it further appears that discrete financial information is available regarding each brand based on disclosure of the percentage of total piano segment revenues each brand accounts for, number of units sold and information regarding margins achieved and market share. These factors lead us to believe that each brand may be a separate operating segment as defined in Accounting Standards Codification paragraphs 280-10-50-1 through 280-10-50-9.

Given the above, it is not clear to us why aggregation of the three piano brands into one reportable segment is appropriate pursuant to ASC paragraph 280-10-50-11. It appears that the economic characteristics between the brands are not similar due to the differing price ranges between the brands ($54,500 to $137,400 for Steinway & Sons, $7,300 to $50,400 for Boston and $4,600 to $18,500 for Essex) that may lead to a difference in the gross (profit) margin between each brand. In this regard, we note your disclosures that (i) you realize the majority of your profit from high-end grand piano sales, with Steinway & Sons described by you as the high end, (ii) Steinway grands typically generate higher margins and (iii) mid-priced pianos (described by you as the Boston and Essex brands) provide relatively lower gross profit. We additionally note that market segments, competitors, production processes, and customer demographics differ between brands. Steinway & Sons competes in the high-end of the market segment, with Bosendorfer and Fazioli as competitors, and the pianos are handcrafted at your facilities in New York and Germany, with the majority of customers over 50 years old, incomes over $300,000 and more advanced level of musical skill. Boston and Essex pianos compete in the mid-priced market segment, with Bechstien (sic), Schimmel, Kawai and Yamaha as its competitors, and these pianos are purchased by you from manufacturers in Asia, with the majority of customers between 40 and 50 years old, incomes over $150,000 and intermediate level of musical skill. Further, in connection with your contemplated sale of the band division/segment, it appears that each piano brand may be of greater emphasis to your chief operating decision maker. Please tell us why aggregation of the three piano brands into one reportable segment for the periods presented is appropriate. Additionally, tell us your consideration of presenting the three piano brands as separate reportable segments upon sale of the band division/segment.

RESPONSE: The discussion of the aforementioned product lines within the Company’s Annual Report on Form 10-K is to provide the reader with detailed product information on each of the Company’s major product categories within the piano division, as well as the customers of those products. It is not intended to identify operating segments.

Although revenues and expenses are incurred for each product line, the discrete financial information related to these products is limited to revenue and gross profit. Management does not allocate operating costs for the piano division to Steinway & Sons, Boston, and Essex products for several reasons. An allocation based on units would not be accurate, since our Boston and Essex piano unit shipments are 76% of the units, but only 22% of the revenue dollars. An allocation based on revenue generated would also not be accurate, since it takes no less time or effort to market, sell, or bookkeep a Boston or Essex piano than a Steinway & Sons piano. Lastly, and most importantly, we manage, market, and sell these products together as the Family of Steinway-Designed Pianos and, therefore, do not consider an allocation to be necessary or useful.

We sell superior quality products at various price levels, anticipating that our customer’s intent is to trade up to our highest price, best quality piano product, which is Steinway. Our Boston and Essex pianos provide future Steinway piano customers with access to our products sooner due to their pricing. Accordingly, these products are sold through the same distribution channels and have the same sales, marketing, and administrative support. There are no separate product line managers. Further, piano segment assets, with the exception of inventory, are not allocated, tracked, or structured by product line since the assets service all product lines.

The chief operating decision maker reviews operating results of the Company based on the piano division and band division, not by product line. Financial information is presented to the Board of Directors in the same manner. Accordingly, we have identified two reportable segments, the piano segment and the band segment. Since we have separately reported all of our operating segments, the aggregation criteria set forth in Accounting Standards Codification (“ASC”) 280-10-50-11 (which allows aggregating two or more operating segments into a single reportable segment under certain conditions) does not apply.

Since we do not have sufficient discrete financial information for the three piano brands, our business is not managed or tracked in this manner, and our chief operating decision maker does not review operating results using this approach, it is not our intent to present the three piano brands as separate reportable segments should we sell the band division/segment.

Note 22. Subsequent, page F-43

COMMENT NO. 7: You disclose that on January 20, 2012 you reached an agreement in principle to sell your band division. You further disclose that it is possible that you will incur a pre-tax loss on the sale in the range of $48.0 - $53.0 million. In view of this, please explain to us why there was no indication of impairment at December 31, 2011 or impairment recorded for fiscal 2011 for the band division other than the reported $1.1 million for trademarks and goodwill. In doing so, explain why the fair value attributed to the band division in your impairment analysis varies from that contemplated in the agreement in principal to sell.

RESPONSE: The $1.1 million impairment for trademarks and goodwill was determined in connection with our annual impairment testing conducted during the third quarter. This was a comprehensive analysis performed by the Company and included the use of a third party valuation consultant. Once the analysis of trademarks and goodwill was conducted, management deemed it was also necessary to analyze the band division’s fixed assets. This analysis resulted in an impairment of an additional $1.1 million. Once this testing was completed, there were no indicators of additional impairment.

Under ASC 350-20-35-28 and ASC 360-10-35-21, impairment testing should be performed in between annual tests if events or changes in circumstances occur indicating that the carrying value of the asset has been impaired. Such an additional test for impairment would therefore only be warranted if, after the annual test performed in the third quarter but prior to year end, such an “impairment indicator” arose. Many of the examples of such events relate to factors that are external to the Company including: an adverse change in legal factors or business climate; an adverse action by a regulator; unanticipated competition; or a significant decrease in the market price of a long-lived asset. Internal events cited include the loss of key personnel and the accumulation of costs significantly in excess of the amount originally expected for the acquisition or the construction of a long-lived asset. The common thread through all the examples provided is that something has happened in the period which could affect the business operations or a specific asset. Thus, a requirement to perform an impairment test arises. Information that becomes available after the period in which the indicator arises is relevant to the testing process but only to the extent it arises from, and is attributable to, an event deemed to be an indicator of impairment that occurred during the period presented.

Subsequent to our annual impairment testing in the third quarter, there were no significant changes in the business operations of the band division, nor were there any changes to general market conditions, adverse legal changes or actions by any outside agencies that could negatively impact the business. Indeed, band division sales for the fourth quarter were up 4% over the prior year, and year to date through February 29, 2012, the most recent data available prior to the issuance of our Annual Report on Form 10-K, sales were up 18% and gross margins continued to improve, up 50 basis points over the 2011 results.

Since the agreement in principle did not occur until January 2012, given the financial performance in Q4 and subsequent to year end of band, combined with the discounted cash flow analysis from Q3, there were no impairment indicators that warranted additional testing prior to year end.

In January 2012, the offer was below the carrying value of the assets of band. A possible sale of the band division is being considered not based on the fair value of band assets, but rather on the long term impact of investing the proceeds received from the sale into expansion opportunities in the piano segment (e.g. in China). While the band division is a relatively steady business there are few, if any, synergies with the piano division, which has, in management’s view, significant growth opportunities over the long term. The sale of the band business is only one of several strategic alternatives currently being evaluated by a Special Committee of the Company’s Board of Directors. As a result, for purposes of impairment testing, the highest and best use of the assets of band continues to be to operate as a business.  As such, no impairment would have been recorded.

COMMENT NO. 8: Please clarify for us if the agreement in principal to sell the band division contemplates the sale of the entire band and orchestral segment or just a portion of that segment. We did not notice from information in your filing that orchestral instruments represent a separate component of your organization and that it appears that the orchestral instruments are referred to only in conjunction with the band instruments.

RESPONSE: The agreement in principle contemplates the sale of the entire band and orchestral segment.

Exhibit 32.1 and 32.2

COMMENT NO. 9: In the first sentence you refer to the quarterly report on form 10-K. Please revise to properly refer to the annual report on Form 10-K.

RESPONSE: Revised exhibits are attached.

We acknowledge that: The Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you are in need of further explanation or have additional questions regarding the information contained herein, please contact me directly via telephone at (781) 419-5718 or via facsimile at (781) 894-9803.

Sincerely,

/s/ Dennis M. Hanson

Dennis M. Hanson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS REQUIRED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Steinway Musical Instruments, Inc. (the “Company”) for the fiscal period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Michael T. Sweeney, Chief Executive Officer of the Company, certify that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Michael T. Sweeney

President and Chief Executive Officer
(Principal Executive Officer)

March 13, 2012

EXHIBIT 32.2

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS REQUIRED BY

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of Steinway Musical Instruments, Inc. (the “Company”) for the fiscal period ended December 31, 2011 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Dennis M. Hanson, Senior Executive Vice President and Chief Financial Officer of the Company, certify that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Dennis M. Hanson

Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

March 13, 2012